Alexandria Agrifoodtech/Climate Innovation Corp.
(formerly known as Alexandria Agtech/Climate Innovation Corp.)
26 North Euclid Avenue
Pasadena, CA 91101

May 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Jeffrey Gabor

Re:	Alexandria Agtech/Climate Innovation Corp.
Registration Statement on Form S-1 Filed March 11, 2021 File No. 333-254111

Ladies and Gentlemen:

Alexandria Agrifoodtech/Climate Innovation Corp. (formerly known as Alexandria Agtech/Climate Innovation Acquisition Corp.), a Delaware corporation (the “Company”), has received the letter, dated May 6, 2022, from the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-254111), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 11, 2021. Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement.

The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to the undersigned, at the above-mentioned address, with a copy to Kenneth E. Kohler, Morrison & Foerster LLP, 707 Wilshire Boulevard, Los Angeles, CA 90017.

Please do not hesitate to contact Kenneth E. Kohler at (213) 892-5815 if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely yours,

ALEXANDRIA AGRIFOODTECH/CLIMATE INNOVATION CORP.

By:	/s/ Dean A. Shigenaga
Dean A. Shigenaga
President and Chief Financial Officer